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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                                 McM CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of class of securities)


                                    552674103
                                 (CUSIP NUMBER)

                             Jesse Greenfield I.R.A.
                              34 Boulder View Lane
                             Boulder, Colorado 80304
                                 (303) 444-8882
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 October 1, 1998
             (Date of event which requires filing of this statement)

              If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

              Check the following box if a fee is being paid with
                              this statement [ ].



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1.    Name of reporting persons
      S.S. or I.R.S. Identification Nos. of above persons

      Jesse Greenfield I.R.A. (51-0099493)

2.    Check the appropriate box if member of a group

      N/A

3.    SEC use only

4.    Source of funds

      N/A - disposition only

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) [ ]

6.    Citizenship or place of organization

      USA


                        7.            Sole voting power

Number of                                            -0-
Shares
Beneficially            8.            Shared voting power
Owned by
Each                                                 -0-
Reporting
Person                  9.            Sole dispositive power
With
                                                     -0-

                       10.            Shared dispositive power

                                                     -0-

11.   Aggregate amount beneficially owned by each reporting person

      -0-

12.   Check box if the aggregate amount in row (11) excludes certain shares
      [ ]

13.   Percent of class represented by amount in row 11

      0.0%

14.   Type of reporting person

      EP (Individual Retirement Account)




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         Amendment No. 2 amends and supplements the Statement on Schedule 13D filed on July 25, 1995, as amended September 30, 1998, by Jesse Greenfield I.R.A. with respect to the common stock of McM Corporation. The purpose of this amendment is to report that Mr. Greenfield has caused Jesse Greenfield I.R.A. to tender its shares in response to the tender offer made by IAT Reinsurance Syndicate Ltd. ("IAT") on July 23, 1998 (the "Tender Offer"), and that such shares were accepted by IAT for payment on October 1, 1998.

Item 5 Interest in Securities of the Issuer.

         The response to Item 5 is amended to add the following:

         On October 1, 1998, Jesse Greenfield and Jesse Greenfield I.R.A. ceased to be the beneficial owner of any shares of common stock of McM Corporation.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The response to Item 6 is amended to add the following:

         Pursuant to the terms of the Tender Agreement, Jesse Greenfield caused Jesse Greenfield I.R.A. to tender all its shares of McM common stock in response to the Tender Offer. Mr. Greenfield also requested that the Greenfield Children's Limited Partnership, once owner of 118,455 shares (or 2.52%) of McM Common Stock, the general partner of which is Mr. Greenfield's brother and the limited partners of which are Mr. Greenfield's children, tender all of its McM shares pursuant to the Tender offer, which it did. Mr. Greenfield disclaimed beneficial ownership of the shares held by the Greenfield Children's Limited Partnership.

Item 7 Material to be filed as exhibits.

         N/A

                                    SIGNATURE


               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: November 13, 1998                 Jesse Greenfield I.R.A.


                                    By:  /s/ Jesse Greenfield